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                           June 11, 2021

       Byron Roth
       Chief Executive Officer and Chairman
       Roth CH Acquisition II, Co.
       888 San Clemente Drive, Suite 400
       Newport Beach, CA 92660

                                                        Re: Roth CH Acquisition
II, Co.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed May 14, 2021
                                                            File No. 001-39795

       Dear Mr. Roth:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement filed May 14, 2021

       General

   1. Please provide your analysis why the proposed issuance of ROCC common stock as consideration for the
business combination does not require registration under the
                                                        Securities Act.
       Q: How will the Initial Stockholders vote?, page 4

   2. In light of the Letter Agreement, please quantify the percentage of ROCC common stock held by public
stockholders that would need to be voted in favor of the business combination in order to
approve the business combination.
 Byron Roth
FirstName  LastNameByron
Roth CH Acquisition II, Co.Roth
Comapany
June       NameRoth CH Acquisition II, Co.
     11, 2021
June 11,
Page 2 2021 Page 2
FirstName LastName
Q: What interests do the Sponsor, CR Financial Holdings, Inc. and ROCC's executive officers and directors have in the Business Combination?, page 5

3. Refer to the fifth and sixth bullet points of this answer. Please clarify that the fact that the
         Initial Stockholders paying significantly less for their stock and warrants than public investors creates an incentive where insiders could potentially substantially profit even if business combination subsequently declines in value and is therefore unprofitable for public investors. Please similarly revise your risk factor disclosure.
4. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.
Risk Factors, page 32

5. Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Background of the Business Combination
Certain Prospective Financial Information of Reservoir, page 76

6. Please revise the second to last sentence of the last paragraph on page 76 to remove the implication that investors are not entitled to rely on disclosure contained in the proxy statement.
Information about Reservoir
Our Company, page 128

7. Please revise the first paragraph of this subsection by briefly discussing the factors that
         make you    one of the world   s leading independent music companies.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
Reservoir
Total Revenues, page 155

8. Where you attribute increases in revenue to acquisitions of music catalogs, please quantify the increases related to these acquisitions.
Description of the Combined Company's Securities
Choice of Forum, page 202

9. Please disclose here that the federal forum provision in Article XI of the Proposed Charter
 Byron Roth
Roth CH Acquisition II, Co.
June 11, 2021
Page 3
      applies to claims arising under the Securities Act. Please also add a risk factor describing the attendant risks of the choice of forum and federal forum provisions in the Proposed
      Charter.
2. Summary of Significant Accounting Policies
Notes to the Consolidated Financial Statements
(o) Revenues, page F-46

10. Please clarify for us whether you recognize any royalty revenues in arrears.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Keira Nakada, Staff Accountant at (202) 551-3659 or Joel Parker,
Accounting Branch Chief, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-
Advisor, at (202) 551-3217 or Sandra Hunter Berkeimer, Legal Branch Chief, at
(202) 551-3758
with any other questions.



                                                            Sincerely,
FirstName LastNameByron Roth
                                                            Division of
Corporation Finance
Comapany NameRoth CH Acquisition II, Co.
                                                            Office of Trade &
Services
June 11, 2021 Page 3
cc:       Mitchell Nussbaum, Esq.
FirstName LastName